United States securities and exchange commission logo





                      February 7, 2023

       Jingwei Zhang
       Chief Financial Officer
       MingZhu Logistics Holdings Limited
       27F Yantian Modern Industry Service Center
       No. 3018 Shayan Road, Yantian District
       Shenzhen, Guangdong, China 518081

                                                        Re: MingZhu Logistics
Holdings Limited
                                                            Amendment No. 2 to
Form 20-F for the fiscal year ended December 31, 2021
                                                            Filed November 18,
2022
                                                            File No. 001-39654

       Dear Jingwei Zhang:

               We issued comments to you on the above captioned filing on January 5, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 21, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Brian McAllister at (202) 551-3341 or Raj Rajan at
(202) 551-3388 with
       any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Energy & Transportation